6725 Mesa Ridge Road, Ste 100
San Diego, CA 92121

Tel (858) 552-0866
Fax (858) 552-0876



ADVENTRX
PHARMACEUTICALS

Fax

To:	Mr. Todd E. Hardiman Associate Chief Accountant Division of the Chief Accountant's Office	**From:**	Gregory Hanson, CFO
Fax:	202-772-9217	**Pages:**	3
Phone:		**Date:**	June 11, 2007
Re:	Request for Waiver	**cc:**	

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● **Comments:**

Mr. Hardiman,

In response to the SEC Comment Letter dated May 10, 2007, we have provided a copy of the attached letter to Mr. James Rosenberg, Senior Assistant Chief Accountant of the Division of Corporation Finance.

Sincerely,

Gregory Hanson, CFO



ADVENTRX
PHARMACEUTICALS

Gregory P. Hanson CMA
Senior Vice President and CFO

SENT VIA FACSIMILE: 202-772-9217

June 11, 2007

Mr. Todd E. Hardiman
Associate Chief Accountant
Division of the Chief Accountant's Office
U.S. Securities and Exchange Commission

Dear Mr. Hardiman:

Subject: ADVENTRX Pharmaceuticals' Request for
             Waiver of Requirement to Provide Report of
             Predecessor Accountant under Rule 2-05 of Regulation S-X

ADVENTRX Pharmaceuticals is a development stage enterprise incorporated in the State of
Delaware. Because of our status as a development stage enterprise, we retain an additional
column on our consolidated statements of operations, stockholders' equity and cash flows for the
period from inception (June 12, 1996) through our most recent audited financial statements. In
the February 23, 2007 report of the independent registered public accounting firm of J.H. Cohn
LLC, that was filed in connection with our 2006 annual report on Form 10-K, our auditor stated
that it relied on the report of another auditor for the audited financial statements for inception to
date through December 31, 2001. The purpose of this letter is to request a waiver of the
requirement under Rule 2-05 of Regulation S-X that specifies that the separate report of our
predecessor accountant be filed. We request a waiver of the requirement due to the fact that the
work performed by the predecessor auditor is over five years old and is not relevant to or helpful
in understanding our audited financial statements for the last five years. Further, efforts to
procure such a report would pose undue cost, time and resources to comply with current PCAOB
standards, and such costs and efforts would significantly outweigh any possibility of additional
protection to our stockholders.

Based on the guidance set forth in Note 1 to Rule 14a-3 promulgated under the Securities
Exchange Act of 1934, the report of our current auditor, dated February 23, 2007, which was
provided in connection with our consolidated balance sheets as of December 31, 2006 and 2005,
and the related consolidated statements of operations, stockholders' equity (deficit) and cash
flows for each of the three years in the period ended December 31, 2006 and for the period from
June 12, 1996 (date of inception) to December 31, 2006, properly indicates in the scope
paragraph of such report (a) that the financial statements of the prior period (i.e. the period from
inception through December 31, 2001) were examined by other accountants; (b) the date of their
report; (c) the type of opinion expressed by the predecessor accountant; and (d) the substantive
reasons therefore, if it was other than unqualified.

Rule 2-05 of Regulation S-X requires that we provide a report of the predecessor accountant (KPMG), despite the fact that over five years have passed since the predecessor accountant last audited our financial statements. Our most recent signed report from our predecessor auditor was provided to the Commission on April 16, 2003 in connection with the predecessor's audit of our financial statements for the years ended December 31, 2001 and 2000. Subsequent to December 31, 2001, we changed auditors beginning with the audit of our financial statements for the year ended December 31, 2002, and have retained the same auditor for the last five years.

We believe that obtaining a reissued report from our predecessor auditor in 2007 (for our financial statements for the period from inception through December 31, 2001 that the predecessor audited over five years ago) would not be relevant to or helpful in understanding our financial statements for the years ended December 31, 2002 through 2006. Further, we believe that the time and costs that our company would incur for our predecessor auditor to become current with their prior work (performed by a partner who has since retired), obtain the appropriate representation from our current auditor, and review our own filings that are beyond five years from the predecessor auditor's own efforts, would be excessive and would significantly outweigh any possibility of additional protection to our stockholders by including a more current report by our predecessor auditors.

Based on the facts and circumstances that we have described above, we respectfully request a waiver of the requirement for us to provide the predecessor auditor's report in 2007 (for our financial statements from the period from inception through December 31, 2001) under Rule 2-05 of Regulation S-X. If you have any questions, please call me at 858-552-0866 at your convenience.

Sincerely,



/s/

Gregory P. Hanson, CMA
Senior Vice President and Chief
Financial Officer

cc: Mark N.K. Bagnall, CPA, Audit Committee Chair
    Patrick Keran, Vice President, Legal and General Counsel.